Atlantic Power Corporation

200 Clarendon Street, Floor 25

Boston, MA 02116

July 22, 2010

Via EDGAR transmission and Facsimile (703.813.6980)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Scott Anderegg

Re:          Atlantic Power Corporation (the “Registrant”): Registration Statement on Form 10
(File No. 001-34691) filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Registration Statement”)

Dear Mr. Anderegg:

The Registrant hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may be declared effective at 2:00 p.m., Eastern time, on Thursday, July 22, 2010, or as soon as practicable thereafter.  The Registrant is aware of its obligations under the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the Registration Statement.

The Registrant hereby acknowledges the following:

•      should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Yoel Kranz of Goodwin Procter LLP at (617) 570-1760.

Sincerely,

ATLANTIC POWER CORPORATION

By:	/s/ Patrick J. Welch
Patrick J. Welch
Chief Financial Officer